Exhibit 12

LORAL SPACE & COMMUNICATIONS LTD., A DEBTOR IN POSSESSION

COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	For the Years Ended December 31,

	2003	2002	2001

	(in thousands)
	(unaudited)
Loss before income taxes, equity in net losses of affiliates, minority interest, cumulative effect of change in accounting principle and extraordinary gain on acquisition of minority interest	$(338,575)	$(147,354)	$(126,333)
Plus fixed charges:
Interest expense	95,823	106,861	207,027
Interest component of rent expense(1)	10,402	15,380	15,717
Less: capitalized interest	(34,060)	(29,816)	(23,097)

Earnings available to cover fixed charges	$(266,410)	$(54,929)	$73,314

Fixed charges(2)	$(112,724)	$(211,427)	$(303,487)

Deficiency of earnings to cover fixed charges	$(379,134)	$(266,356)	$(230,173)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	Preferred dividends have not been adjusted for income taxes, due to the composition of the taxing jurisdictions underlying the Company’s operations and the resulting impact on the Company’s effective tax rate. Fixed charges includes the accrual of preferred dividends and interest on unsecured debt obligations (excluding bank debt) through July 15, 2003, the date of the Company’s Chapter 11 filing.